EXHIBIT 8.1
October 7, 2005
Sabine Production Partners, LP
512 Main Street, Suite No. 1200
Fort Worth, TX 76102
     RE: REGISTRATION STATEMENT ON FORM S-4
Ladies and Gentlemen:
     We have acted as counsel for Sabine Production Partners, LP (the “Partnership”), a Delaware limited partnership, with respect to certain legal matters in connection with the offer to exchange common units of the Partnership, representing limited partner interests (the “Common Units”), for all of the assets of Sabine Royalty Trust (“SRT”) (the “Exchange Offer”) and for SRT to thereafter effect the distribution of the Common Units to the holders of beneficial interests in SRT in connection with the termination and liquidation of SRT and for the Partnership to thereafter make a special cash distribution to the holders of the Common Units of $0.50 per unit. We have also participated in the preparation of a Registration Statement on Form S-4 and the amendments thereto (No. 333-127203) (such registration statement, as amended to the date hereof, being referred to herein as the “Registration Statement”) to which this opinion is an exhibit. In connection therewith, we have participated in the preparation of the discussion set forth under the caption “Material Federal Income Tax Considerations” (the “Discussion”) in the Registration Statement.
     The Discussion, subject to the qualifications and assumptions stated in the Discussion and the limitations and qualifications set forth herein, constitutes our opinion as to the material United States federal income tax consequences for recipients of the Common Units pursuant to the Exchange Offer, the distribution of Common Units and subsequent termination and liquidation of SRT and the special cash distribution to holders of Common Units.
     This opinion letter is limited to the matters set forth herein, and no opinions are intended to be implied or may be inferred beyond those expressly stated herein. Our opinion is rendered as of the date hereof and we assume no obligation to update or supplement this opinion or any matter related to this opinion to reflect any change of fact, circumstances, or law after the date hereof. In addition, our opinion is based on the assumption that the matter will be properly presented to the applicable court.
     Furthermore, our opinion is not binding on the Internal Revenue Service or a court. In addition, we must note that our opinion represents merely our best legal judgment on the matters presented and that others may disagree with our conclusion. There can be no assurance that the

Sabine Production Partners, LP
October 7, 2005

Internal Revenue Service will not take a contrary position or that a court would agree with our opinion if litigated.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm and this opinion contained in the Discussion. In giving this consent, we do not admit that we are “experts” under the Securities Act of 1933, as amended, or under the rules and regulations of the Securities and Exchange Commission relating thereto, with respect to any part of the Registration Statement.

Very truly yours,

/s/ ANDREWS KURTH LLP